UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 21, 2004

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	**0-24024**	**91-1277503**
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE
Lacey, Washington 98503
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 5.   OTHER EVENTS

On January 22, 2004, a press release was issued announcing a cash dividend of $.07 per share payable February 13, 2004 to all shareholders of record as of February 2, 2004. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(a)   Financial statements. - not applicable

(b)   Pro forma financial information. - not applicable

(c)   Exhibits.

99.1   Press Release dated January 22, 2004 announcing the cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: January 22, 2004   By: /s/ Ken F. Parsons
                                       Ken F. Parsons, Sr., President and Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE

For Immediate Release

Contact: Cathy Reines, Chief Financial Officer
                (360) 459-1100
                (360) 459-0137 (Fax)

Venture Financial Group Announces Cash Dividend

LACEY, Wash. January 22, 2004 - Venture Financial Group, Inc., parent company of Venture Bank, announced that on January 21, 2004, the Board of Directors declared a cash dividend of $.07 per share payable February 13, 2004 to all shareholders of record as of February 2, 2004.

The declared dividend marks the twentieth consecutive quarterly dividend to be paid.

Venture Bank, with 20 offices in four western Washington counties, offers a full spectrum of financial services including commercial, construction, residential and consumer lending, investment services, deposit products, and other banking services. Further information about the bank may be found on the Internet at www.venture-bank.com.